March 20, 2020

VIA EDGAR AND E-MAIL

Mr. Joshua Shainess

Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Jumei International Holding Limited

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

Foreign Legal Consultants

M A Zaldivar

(New York and Florida, USA)

S Peepels

(Pennsylvania, USA)

S Tang

(New York, USA)

A Croke (NSW, Australia)

Schedule 14D-9
Filed February 26, 2020
File No. 005-88610

Dear Mr. Shainess:

On behalf of Jumei International Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed with the Commission on February 26, 2020, contained in your letter dated March 16, 2020 (the “Comment Letter”). We note that, in connection with this letter, the Company is filing an amendment to the Schedule 14D-9 (the “14D-9 Amendment”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Schedule 14D-9.

Schedule 14D-9 –

Recommendations of the Special Committee and the Board of Directors, page 8

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word "partner" is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

- 2 -	March 20, 2020

1.	Revise to expressly state the Company’s position with respect to the Offer or alternatively, to clarify that the Board’s recommendation is being made on behalf of the Company. Refer to Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, which require that the “filing person” and “subject company,” respectively, provide the required disclosures. See Item 1000(f) of Regulation M-A for a definition of the term “subject company” in the context of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure under the caption titled “Item 4 The Solicitation or Recommendation – Recommendations of the Special Committee and the Board of Directors” to include a clarification that the Board’s recommendation is being made on behalf of the Company in the 14D-9 Amendment.

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger, page 12

2.	We note that the fairness determination is based in part on the opinion of Houlihan Lokey. The filer must explicitly adopt the opinion and underlying analysis of Houlihan Lokey, or explain how it considered the factors forming the basis of that opinion. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure under the caption titled “Item 4 The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger – Reasons for the Offer and the Merger; Recommendation of the Special Committee” to include that the Special Committee explicitly adopted the opinion and underlying analysis of Houlihan Lockey in the 14D-9 Amendment.

Opinion of the Special Committee’s Financial Advisor, page 18

3.	The disclosure on page 20 states that “Houlihan Lokey’s opinion was furnished solely for the use of the Special Committee…and may not be relied upon by any other person or entity…” Please revise this disclosure to remove the assertion that shareholders may not consider or rely upon the information in the opinion.

In response to the Staff’s comment, the Company has revised the disclosure under the caption titled “Item 4 The Solicitation or Recommendation – Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger – Opinion of the Special Committee’s Financial Advisor” in the 14D-9 Amendment. The revised opinion of Houlihan Lokey is also attached as an annex to the 14D-9 Amendment.

Certain Prospective Financial Information, page 24

4.	Revise to explain for shareholders why the Company’s management prepared financial projections only with respect to the Company’s Jiedian business. If this is because the Company intends to “wind down” other units, so state. Refer to Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company respectfully confirms to the Staff that Company did not prepare financial projections with respect to the Company’s other business units (i.e. the E-Commerce business and the Shuabao business) because the Company expects to wind down these business units by 2021 and 2022, respectively. The Company has revised the disclosure under the caption titled “Item 4 The Solicitation or Recommendation – Certain Prospective Financial Information” in the 14D-9 Amendment accordingly.

* * * * * *

Hogan Lovells

- 3 -	March 20, 2020

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (852) 2840 5026 or by email at stephanie.tang@hoganlovells.com.

Yours sincerely,

/s/ Stephanie Tang

Stephanie Tang

cc:	Sean Shao, Chairman of the Special Committee of the Board of Directors (Jumei International Holding Limited)

Weimin Chen, Houlihan Lokey (China) Limited

Z. Julie Gao, Skadden, Arps, Slate, Meagher & Flom

Peter Huang, Skadden, Arps, Slate, Meagher & Flom

Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom

Hogan Lovells